September 16, 2014

David Baker
Rockdale Resources Corporation

Dear Mr. Baker:

Please accept this letter as my formal notice of resignation as Officer and Director from Rockdale Resources Corporation, effective on September 30, 2014.

Sincerely,

/s/Marc Spezialy

Marc Spezialy

CC: Bryan Clark